Mail Stop 6010

November 6, 2007

William M. Walsh, III
Secretary
PRA International
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

> **Re:** **PRA International**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 30, 2007**
> **File No. 1-33381**
>
> **Amendment No. 2 to Preliminary Transaction Statement on Schedule 13E-3**
> **Filed October 30, 2007**
> **File No. 5-80376**

Dear Mr. Walsh:

We conducted a limited review of your filing. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Recommendation of the Special Committee and Board of Directors; Reasons for Approval of the Merger, page 18

1.   We note that you state that one of the considerations which the special committee took into account on July 24, 2007 in making its determination of fairness that Parent had received debt commitments to complete the merger from UBS Loan Finance LLC, UBS Securities LLC, Jefferies LLC and CDPQ. In your response letter, however, you state that CDPQ did not enter into this commitment until one month after the merger agreement was signed. Please clarify when this occurred and, if necessary, revise accordingly.

The Parties to the Merger, page 53

Corporate Structure, page 55

2.   Please include the following entities and persons in your organizational chart: Genstar Capital III, L.P., Genstar III GP LLC, Genstar Capital IV, L.P., Genstar IV GP LLC, Genstar Capital V, L.P., Genstar V GP LLC and all positions held by Jean-Pierre Conte and Robert Weltman.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Riegel at (202) 551-3575 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Morton A. Pierce
        Chang-Do Gong
        Dewey Ballantine LLP
        1301 Avenue of the Americas
        New York, New York 10017